Lexington Park Capital Markets, LLC.
Notes to Financial Statements
Year Ended December 31, 2015

(1) Organization

Lexington Park Capital Markets, LLC. ("the Company") is a wholly owned subsidiary Lexington Park Group, LLC.. Founded in 2011, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC. is a member of FINRA and SIPC.

Lexington Park Capital Markets has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting M&A transactions. Lexington Park Capital Markets expects that 50%-60% of its business will be related to M&A representation, with the remaining 40%-50% related to arranging financings.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank account at high credit quality financial institution. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(d) Allowance for Doubtful Accounts

The Company records an allowance against uncollectible receivables when the collectability is determined to be not assured. If managements assessment on the collectability is determined that such amount is not collectible, then the amount in question is written off as a bad debt expense, once it is determined that such amount is not collectible.

(e) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2015. The Company's federal and state income tax returns for the years ended December 31, 2012 to 2015, remain open for audit by the applicable regulatory authorities.

(f) Concentration, Risk and Credit Risk

The company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000. At December 31, 2015, amounts in the bank were not in excess of FDIC insured limits.

(g) Revenue and Expense Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

During the year end December 31, 2015 the Company derived approximately 97% of total revenues from 2 customers with concentrations greater than 10% as follows

Customer A	$100,000	63%
Customer B	53,592	34%
Customer C	5,000	3%
	$158,592	100%

(h) Recently Issued Accounting Pronouncements

Recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Related Party Transactions

During 2015, the Company incurred costs of $6,000 for the sublease of the two offices to Lexington Park Advisors, LLC. Rajib Das, the 100% Partner of this Company is also 100% Partner of Lexington Park Advisors, LLC. The $6,000 of rent expense was treated as a contribution from the Partner on the books of the Company.

(4) Commitments and Contingencies

As of May, 2014, the Company entered into a sub-lease agreement with Lexington Park Advisors, LLC for the use of the New York office, for $500.00 a month, In October 2014 the Company amended the sublease to include the Orlando, Florida office with no increase in rent. The sub lease is on a month to month basis with no expiration date, therefore no minimum lease payments are disclosed.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $35,956 which was $30,956 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .2155 to 1.

(6) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through March 2, 2016.